EXHIBIT 11
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                        The Multicare Companies, Inc.
                      Computation of earnings per share

                                June 30, 1997

                                 (Unaudited)

                    (in thousands, except per share data)

                                        Three months ended  Six months ended
                                             June 30,           June 30,

                                           1996   1997       1996    1997

Income per common and common
equivalent share:
Income before extraordinary item       $  6,780 10,181     12,977  18,941
Net Income                             $  6,780 10,181     11,496  18,068

Weighted average number of common and
common equivalent shares outstanding     27,589 32,031     27,446  31,845
Income before extraordinary item per
common and common equivalent share     $    .25    .32        .47     .59

Net income per common and common
equivalent share                       $    .25    .32        .42     .57

Income per common and common
equivalent share assuming full
dilution:
Income before extraordinary item       $  6,780 10,181     12,977  18,941

Net income                                6,780 10,181     11,496  18,068
Adjustments to income:
Interest expense and amortization of
debt issuance costs relating to
convertible debt, net of tax                985    864      1,982   1,740
Adjusted net income                    $  7,765 11,045     13,478  19,808

Weighted average number of common and
common equivalent shares outstanding     27,589 32,315     27,535  32,257
Convertible debt shares                   4,976  4,341      4,976   4,395
Adjusted shares                          32,565 36,656     32,511  36,652

Income before extraordinary item per
common share assuming full dilution    $    .24    .30        .46     .56

Net income per common share assuming
full dilution                          $    .24    .30        .41     .54
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